UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2009

Commission File Number: 0-3003

THOMSON

46, quai Alphonse Le Gallo

92648 Boulogne-Billancourt

France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ______

PRESS RELEASE

Thomson progresses in the restructuring of its balance sheet

Paris (France), 15 June 2009 – Thomson (Euronext 18453; NYSE: TMS), worldwide leader of services to content creators, provides an update on its balance sheet restructuring. During the past six weeks, in-depth and constructive discussions have taken place with Thomson SA’s private placement noteholders and lenders under the syndicated credit facility.

Following these discussions, the private placement noteholders and lenders under the syndicated credit facility are now considering the key terms of a restructuring proposal by Thomson.

The proposal contemplates a significant reduction of the group’s debt through a conversion of debt into equity, as well as the ability for existing shareholders to participate in the recapitalisation of the company. The terms of the proposal will not be made public at this stage.

Consequently, Thomson and its senior creditors have decided to extend the waivers in place to 24 July 2009.

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Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, ”media and entertainment” markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

# # #

About Thomson:

Thomson (Euronext Paris: 18453; NYSE: TMS) is a worldwide leader of services to content creators. http://www.thomson.net

Press contacts: 33 (0)1 41 86 53 93

thomsonpressoffice@thomson.net

Investor relations: 33 (0)1 41 86 55 95

investor.relations@thomson.net

Shareholder Relations:

shareholder@thomson.net

PRESS RELEASE

Thomson comments on its debt restructuring discussions

Paris (France) – May 20, 2009 – Further to the publication today in the media of information containing inaccurate and misleading information, Thomson (Euronext Paris: 18453; NYSE: TMS) provides an update on the current status of its discussions concerning the restructuring of its debt. Thomson is pursuing constructive discussions with its creditors, with the objective of reaching an agreement by June 16, date on which a public update will be provided. Until then, as communicated previously, the Group will not comment on rumours.

Thomson also clarifies that it has submitted a proposal to its creditors at the end of April, and that since then discussions have progressed.

Thomson has made a request this afternoon for The Autorité des marchés financiers (AMF, French Securities Regulator) to open an investigation.

# # #

Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, ”media and entertainment” markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

# # #

About Thomson:

Thomson (Euronext Paris: 18453; NYSE: TMS) is a worldwide leader of services to content creators. http://www.thomson.net

Press Relations
Marine Boulot	+33 1 41 86 55 97	marine.boulot@thomson.net
Investor Relations
Vincent Griffon	+33 1 41 86 61 48	vincent.griffon@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net
Linda Lovichi	+33 1 41 86 51 00	linda.lovichi@thomson.net

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THOMSON
	By:	/s/ Stéphane Rougeot
	Name:	Stéphane Rougeot
Date: June 25, 2009	Title:	Executive Vice President, Chief Financial Officer